UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2012

The Royal Bank of Scotland Group plc

RBS Gogarburn
PO Box 1000
Edinburgh  EH12 1HQ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Table of Contents

Item	Description
1	Announcement by The Royal Bank of Scotland Group plc dated June 4, 2013

4 June 2013

The Royal Bank of Scotland Group plc (“RBSG”) completed the pricing of its 10-year, USD 1,000,000,000 aggregate principal amount of 6.100% Subordinated Tier 2 Notes due 10 June 2023.

The proceeds to RBSG (before expenses and underwriting discounts) of approximately USD 994,090,000 will be used in part to fund the purchase by The Royal Bank of Scotland N.V. of a certain aggregate amount of subordinated debt securities pursuant to a concurrent cash tender offer.  The remaining net proceeds will be used for general corporate purposes.

The offering is scheduled to close on 10 June 2013 subject to the satisfaction of customary conditions.

RBSG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents RBSG has filed with the SEC for more complete information about RBSG and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from RBS Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

RBS Group Investor Relations
Greg Case, Debt Investor Relations
Tel. +44 207 672 1759

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)

Date: June 4, 2013	By:	/s/ Alan Mills
	Name:	Alan Mills
	Title:	Assistant Secretary